Exhibit 21.1

SUBSIDIARIES OF CYTYC CORPORATION

Company	Jurisdiction of organization

Cytyc (Australia) PTY LTD	Australia
Cytyc Canada, Limited	Canada
Cytyc Cayman Limited	Cayman Islands
Cytyc Europe, S.A.*	Switzerland
Cytyc S.a.r.l.*	Switzerland
Cytyc Germany GmbH	Germany
Cytyc Iberia, S.L.	Spain
Cytyc (UK) Limited	United Kingdom
Cruiser, Inc.	Delaware
Cytyc Development Company LLC	Delaware
Cytyc Hong Kong Limited	Hong Kong
Cytyc Interim, Inc.	Delaware
Cytyc International, Inc.	Delaware
Cytyc Limited Liability Company	Delaware
Cytyc Limited Partnership	Massachusetts
Cytyc Securities Corporation	Massachusetts
Cytyc Surgical Products	California
Cytyc Surgical Products II	Delaware
Cytyc Surgical Products Costa Rica, S.A.	Costa Rica

*	Cytyc Suisse, S.A. is a subsidiary of Cytyc Europe, S.A.; Cytyc Italia S.r.l. and Cytyc France S.A.R.L. are subsidiaries of Cytyc S.a.r.l.